# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SANDSTORM GOLD LTD, CIK 0001434614
CUSIP: 80013R206
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 733 SEYMOUR STREET, SUITE 3200, VANCOUVER, British Columbia Canada (A1), V6B OS6
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-22-032902
Filed by CIK 0001714217

## Reporting persons
- ORION RESOURCE PARTNERS (USA) LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 20,851,772; shared voting power 0; sole dispositive power 20,851,772; shared dispositive power 0; aggregate amount beneficially owned 20,851,772 (7.1% of the class)

## Item 1. Issuer
Name of issuer: SANDSTORM GOLD LTD
Address of issuer's principal executive offices: 733 SEYMOUR STREET, SUITE 3200, VANCOUVER, British Columbia, Canada, V6B OS6

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of Orion Resource Partners (USA) LP (the "Reporting Person"). The Reporting Person serves as investment advisor to each of Orion Mine Finance Fund II, LP, a Bermuda exempted limited partnership ("Fund II"), and Orion Mine Finance Fund III LP, a limited partnership existing under the laws of the Cayman Islands ("Fund III"). Based on the relationships described herein, the Reporting Person may be deemed to have voting and investment control over the Common Shares reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018.
Citizenship: The Reporting Person is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, the Reporting Person may be deemed the beneficial owner of 20,851,772 Common Shares. This amount includes (i) 17,236,318 Common Shares held directly by Fund II and (ii) 3,615,454 Common Shares held directly by Fund III.
Percent of class: As of March 31, 2025, the Reporting Person may be deemed the beneficial owner of approximately 7.1% of the Common Shares outstanding. This percentage is based on 293,445,255 Common Shares outstanding as of March 31, 2025, as reported in Exhibit 99.1 to the Issuer's current report on Form 6-K filed with the Securities and Exchange Commission on May 6, 2025.
Sole power to vote or to direct the vote: 20,851,772
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 20,851,772
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The responses to Items 2 and 4 are incorporated by reference herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ORION RESOURCE PARTNERS (USA) LP: /s/ Rick Gashler, Rick Gashler, Chief Compliance Officer (05/15/2025)